Exhibit 99.2

Management’s Discussion and Analysis Third Quarter Ended September 30, 2019 (Expressed in United States dollars, except per share amounts and where otherwise noted)

November 12th, 2019

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2019 and related notes thereto which have been prepared in accordance with IFRS 34, Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2018, which are in accordance with IFRS, and the related MD&A. References to "Entrée" and the "Company" are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of January 15, 2018 prepared by Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited).

Q3 2019 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

•	The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see "Overview of Business" below). On November 4 and November 12, 2019, OTLLC’s 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on underground development on the Oyu Tolgoi mining licence:

o	Shaft 2 construction is completed and has entered the final stages of commissioning. The shaft uses the world’s largest production hoist motor and can carry 300 people in the service hoist and lift 60 tonne skips in the production hoist. When operating at maximum capacity, the production hoist has the ability to lift 35,000 tonnes of material to the surface daily. This is a critical piece of infrastructure that also provides additional ventilation capacity and will enable the acceleration of underground development.

o	Shafts 3 and 4 pre sink work is complete with both shafts at 80 metres below the shaft collar as of September 30, 2019. The sinking headframes and sinking stages for the shafts are being assembled to enable the hard rock sinking to commence over the coming months.

o	Underground development progressed successfully during Q3 2019, achieving 3.6 total equivalent kilometres, the best quarterly result to date.

o	Since the restart of underground development in May 2016, 28.0 total equivalent kilometres and 22.1 kilometres of lateral development has been completed. In September 2019, a record 1,385 equivalent metres of lateral underground development was achieved.

o	As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the mine design in the 2016 Oyu Tolgoi Feasibility Study. Preliminary estimates indicate that sustainable first production from the Oyu Tolgoi mining licence could be delayed by 16 to 30 months compared to Turquoise Hill’s original feasibility study guidance in 2016, and the development capital spend for the Oyu Tolgoi underground project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill. To address these risks, a number of refinements are under review to determine the final mine design.

o	The first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0. This is an integral step towards completing the final mine design, however it is too early to accurately determine the potential impact on the cost or schedule. Decisions on productivity levels and key underground infrastructure such as the location and design of the ore passes and options for panel sequencing, will need to be completed before an update on the development capital or schedule can be provided. Turquoise Hill expects decisions regarding the sequencing of the first panel of mining, Panel 0, productivity inputs and ore pass locations to be completed by April 2020. The resulting Pre-Feasibility Study designs being detailed to Feasibility Study standard, then scheduled and costed to form a definitive estimate (the "Definitive Estimate") are due in the second half of 2020.

Entrée/Oyu Tolgoi JV Property

•	Once OTLLC, Turquoise Hill and Rio Tinto International Holdings Ltd. (“Rio Tinto”) have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on the estimated timing and amount of development production and initial block cave production from the first lift ("Lift 1") of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property and any potential change to Entrée’s estimated share of capital and operating costs. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Corporate

•	Q3 2019 operating loss was $0.4 million and is comparable to the operating loss of $0.4 million in Q3 2018.

•	Q3 2019 operating cash outflow after working capital was $0.3 million compared to a $0.2 million operating cash outflow in Q3 2018 and, as at September 30, 2019, the cash balance was $5.7 million. The working capital balance as at September 30, 2019 was $5.8 million.

•	On October 1, 2019, the Company’s common shares commenced trading on the Over-the-Counter OTCQB Venture Market ("OTCQB") under the trading symbol "ERLFF" and discontinued trading on the NYSE American LLC ("NYSE American").

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property") – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (Figure 1). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the joint venture between Entrée and OTLLC (the "Entrée/Oyu Tolgoi JV") state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as "HNE") and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of Lift 1 of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The Company also has the following assets:

•	Blue Rose JV – a 56.53% interest in the Blue Rose joint venture ("Blue Rose JV") on minerals other than iron ore on Exploration Licence 6006 ("EL 6006") in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.
•	The right to Cañariaco Project Royalty Pass-Through Payments (see "Investments" section below).

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

As at September 30, 2019 and the date of this MD&A, Rio Tinto beneficially owns 30,366,129 common shares (including 13,799,333 common shares held by Turquoise Hill), or 17.4% of the outstanding shares of the Company. As at September 30, 2019, Sandstorm Gold Ltd. ("Sandstorm") owned 33,641,880 common shares, or 19.2% of the outstanding shares of the Company. As at the date of this MD&A, Sandstorm owns 34,253,880 common shares, or 19.6% of the outstanding shares of the Company.

Effective October 1, 2019, the Company voluntarily withdrew its common shares from listing on NYSE American and its common shares commenced trading on the OTCQB under the trading symbol "ERLFF". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange ("TSX") and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG".

OUTLOOK AND STRATEGY

The Company’s primary objectives for the 2019 year continue to include:

•	Continuing constructive discussions with the Government of Mongolia; and

•	Working with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company believes that amendments that align the interests of all stakeholders as they are now understood would be in the best interests of the Company and its shareholders provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Corporate costs, which include Mongolian site management and compliance costs, remain estimated to be between $1.4 million and $1.6 million for the full 2019 year. The Company continues to focus its efforts on conserving cash reserves and remaining prudent with its expenditures. Voluntarily delisting from the NYSE American is a clear demonstration of Entrée’s commitment to eliminating non value adding expenditure.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2018 Technical Report Highlights

In Q1 2018, the Company announced the results of an updated technical report (the "2018 Technical Report") completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, an updated reserve case (the "2018 Reserve Case") and a Life-of-Mine ("LOM") Preliminary Economic Assessment (the "2018 PEA"). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of Hugo North Extension Lift 2 and Heruga into an overall mine plan with Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study ("OTFS16"), completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA. Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on overall cost and schedule for the underground development.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LOM highlights of the production results from the 2018 Reserve Case and the 2018 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	----
Indicated Resource Feed		----	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		----	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper Recovered	Mlb	1,115	10,497
Gold Recovered	koz	514	9,367
Silver Recovered	koz	3,651	45,378

Notes:

1.	Mineral reserves and mineral resources are reported on a 100% basis.
2.	Entrée has a 20% interest in the above processed material and recovered metal.
3.	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.
4.	Copper equivalent ("CuEq") is calculated as shown in the footnotes to the Mineral Resources Table below.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the 2018 Technical Report only contemplates the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Below are some of the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis.

Key items per the 2018 Reserve Case outputs are as follows:

•	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 is assumed to start in 2021 with initial block cave production starting in 2026.

•	14-year mine life (5-years development production and 9-years block cave production).

•	Maximum production rate of approximately 24,000 tonnes per day ("tpd"), which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

Key items per the 2018 PEA outputs are as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 PEA (1)
		HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
Mine Life (2)	Years	33	77*
Metal Recovered (3) • Copper • Gold • Silver	Mlb Koz Koz	5,579 2,637 20,442	10,497 9,367 45,378

1.	Notes: The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
2.	*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.
3.	Entrée has a 20% attributable interest in the recovered metal.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

•	Development schedule assumptions for Entrée/Oyu Tolgoi JV Property:

-	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

-	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

-	2065 Heruga development production and in 2069 initial block cave production

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development.

Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on overall cost and schedule for the underground development. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA.

The 2018 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The "Entrée/Oyu Tolgoi JV Project" (shown on Figure 1) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see "Shivee West Property Summary" below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Airstrip, Bumbat Ulaan, Mag West and Southeast IP.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres ("km") south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

-	Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine that is currently in development on the Oyu Tolgoi mining licence. Based on the mine design discussed in OTFS16 and the 2018 Technical Report, development would cross north onto the Entrée/Oyu Tolgoi JV Property in approximately 2021. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on the development schedule for the Entrée/Oyu Tolgoi JV Property. Hugo North Extension Lift 1 Probable reserves include 35 million tonnes ("Mt") grading 1.59% copper, 0.55 grams per tonne ("g/t") gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA.

-	Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

•	The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south with a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property and are part of the alternative, 2018 PEA mine plan include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	** Outline of mineralization projected to surface.
3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 shows the location of a north-northeast oriented, west-looking cross section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The cross section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC. The deposits that are included in the mine plans for the two alternative cases, the 2018 Reserve Case and the 2018 PEA, are shown on Figure 2.

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2018 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 29, 2019 and to the full text of the 2018 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JVA, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée.  Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).  Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The 2018 Technical Report is based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates prepared for OTFS16, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The 2018 Technical Report has not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on overall cost and schedule for the underground development. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on its share of capital and operating costs in the two alternative cases, the 2018 Reserve Case and the 2018 PEA.

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The Entrée/Oyu Tolgoi JV Property mineral resource estimate for the Hugo North Extension deposit has an effective date of January 15, 2018.

The Entrée/Oyu Tolgoi JV mineral resource estimate for the Heruga deposit has an effective date of January 15, 2018. The mineral resource model and the mineral resource estimate have not changed since March 30, 2010, the effective date of the previous mineral resource estimate reported by Entrée.

The mineral resource estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property– Mineral Resources
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)
Indicated	122	1.68	0.57	4.21	___	2.03	4,515	2,200	16,500	___
Inferred	174	1.00	0.35	2.73	___	1.21	3,828	2,000	15,200	___
Heruga (>0.37% CuEq Cut-Off)
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,604	20,410	75,932	424

Notes:

1.	Mineral resources have an effective date of January 15, 2018.
2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing, and $1.81/t for general and administrative ("G&A"). This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.
4.	Considerations for reasonable prospects for eventual economic extraction for Hugo North included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off. Inferred resources at Heruga have been constrained using a CuEq cut-off of 0.37%.
5.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.
6.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
7.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a feasibility level or better to state the underground mineral reserve. There is no Measured mineral resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.00/t net smelter returns ("NSR"). Future mine planning studies may examine lower shut-offs.

The mineral reserve estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve Hugo North Extension Lift 1
Classification	Tonnage	NSR	Cu	Au	Ag	Recovered Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Mineral reserves have an effective date of January 15, 2018.
2.	For the underground block cave, all mineral resources within the shell has been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.
3.	A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17.00/t were used to define the footprint and column heights. An average dilution entry point of 60% of the column height was used.
4.	The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.
5.	Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
6.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

On July 15, 2019, Turquoise Hill stated that current information indicates that Oyu Tolgoi mineral reserves will not be materially impacted by the mine design options being considered; however, ongoing reviews will be considered as work progresses.

Exploration Potential

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2019 on the Entrée/Oyu Tolgoi JV Property has focused on several near-surface targets and prospects on both the Shivee Tolgoi mining licence (Airstrip and Gravity Ridge) and the Javkhlant mining licence (Southeast IP, Mag West, Bumbat Ulaan and Castle Rock) (refer to Figure 1).

The Airstrip target is located southwest of the airport and is defined by a gravity high anomaly in Carboniferous-age basalts, west of the north projection of the Oyu Tolgoi trend. A 2018 dipole-dipole induced polarization ("IP") survey, comprised of three, east-west oriented lines resulted in strong IP chargeability anomalies (~10mV/V) on Lines 1 and 2 that appear to widen out to the north. On the western edge of Line 2, a weaker (~7mV/V) chargeability anomaly is coincident with an isolated gravity high close to the boundary of granodiorite and basalt. A total of 58 shallow (30-120 m depth) polycrystalline diamond composite holes (PCD) have been drilled here intersecting various intrusive phases of rock. No significant intervals of sulphide mineralization were encountered, although one hole did intersect 11 m grading 0.14% copper and 0.26 g/t gold from 52 m depth. A scissor hole below this did not intersect any significant mineralization. During 2018, additional alteration and age dating analysis was completed on the drill samples along with surface ground magnetic and gravity surveys and a Tromino survey (to determine the depth of overburden and to apply gravity survey corrections). Drilling was planned for 2018, but none was completed. Seven Phase 1 reverse circulation ("RC") drill holes are budgeted for 2019. Entrée has not received any drill results to date. Two additional Phase 2 holes are also budgeted if the Phase 1 program results are positive.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Gravity Ridge target is based on a gravity survey that covered the Oyu Tolgoi trend from the Hugo North Extension northwards. The Gravity Ridge target area occurs between known porphyry at the Ulaan Khud prospect and the Airstrip target to the west. Previous consultant studies have identified this as a strong exploration target to test the northward continuation of the Oyu Tolgoi trend of mineralization in areas where it may be concealed beneath thrust plate lithologies or Cretaceous cover. Limited previous work has been completed at Gravity Ridge and OTLLC is completing desktop reviews in 2019, which if positive could warrant an IP geophysical survey potentially followed by drilling.

The Southeast IP prospect comprises several clusters of 60 to 511 parts per million ("ppm") copper soil anomalies, together covering about 3 km by 3 km, adjacent to a strong gradient array IP (chargeability) anomaly. The source of the IP anomaly was not evident through recent follow-up reconnaissance work. These anomalies are located over Carboniferous-aged rocks and additional geological mapping and interpretation completed during 2018 (1:5000 scale covering 1,830 hectares) infers that a Devonian window of rocks could occur immediately west of the IP anomaly. Further exploration, including drilling was budgeted for this prospect in 2018, however only additional geological mapping was completed. Nine Phase 1 RC drill holes to a depth of 250 m are budgeted for 2019. Two additional Phase 2 holes are also budgeted if the Phase 1 program results are positive. Entrée has not received any drill results to date.

At the Mag West prospect, a previous IP survey revealed a strong chargeability anomaly adjacent to a magnetic high anomaly that OTLLC believes has not been sufficiently tested. The main geological units are Carboniferous basaltic lapillic tuff and Carboniferous granite. A previous soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Additional geological mapping was also completed (1:5000 scale covering 430 hectares). Four target areas have been identified at Mag West based on the previous work. Although drilling was initially proposed for 2018, no holes were drilled. The 2019 exploration program has comprised additional geological work and ground truthing of anomalies, HALO spectral mapping, soil geochemistry reviews, reconnaissance work, and 21 rock chip samples. Entrée has not received any results to date. In addition, seven Phase 1 RC drill holes to a depth of 250 m are budgeted for 2019. Three additional Phase 2 holes are also budgeted if the Phase 1 program results are positive.

Bumbat Ulaan is an early-stage target focused on a previously mapped lithocap near the western edge of the property. In 2018, the prospect saw additional geological mapping (1:5000 scale over 1,050 hectares), along with gravity, IP and magnetic geophysical surveys and soil sampling. The lithocap trends northeast and is characterised by a series of NE-SW silica dykes with moderate magnetite alteration and hematite stains, hosted within argillic altered rhyodacite. Five separate target areas have been identified based on the geophysical survey results, along with soil survey results and geological mapping/sampling. In 2019 exploration work has comprised HALO spectral mapping, review of soil geochemistry and reconnaissance work. In addition, ten Phase 1 RC drill holes to a depth of 250 m are budgeted for 2019. Four additional Phase 2 holes are also budgeted if the Phase 1 program results are positive. Entrée has not received any drill results to date.

Castle Rock is a porphyry-style target located about five km southwest of the Heruga deposit. Previous work at Castle Rock had identified this as a priority, near-surface target based on a polymetallic (Mo-As-Sb-Se-Te index) soil anomaly covering an area of about 1.5 km by 2.0 km coincident with a 400 m by 400 m area of outcropping quartz-sericite-illite altered dacite intrusive. In addition, a strong north-trending IP chargeability anomaly is coincident with the zone and two east-west dipole-dipole IP lines further outline the anomaly. During 2018 mapping identified scattered outcrops with sheeted and irregular quartz veining hosted within the dacite, along with occasional quartz breccia veins with oxidized sulphides. A gravity survey was completed during 2018, followed by two RC drill holes, EJRC0046 (250 m depth) and EJRC0047 (227 m depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. These sequences were intruded by several fresh, unmineralized porphyritic dacite dykes, and occasional hornblende-biotite andesite dykes. There were no copper bearing minerals or porphyry-style alteration assemblages identified in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite, however the lack of copper mineralization and porphyry alteration downgrades the near-surface exploration potential for this target. The potential for porphyry mineralization at depth remains a lower priority target. No drilling is budgeted for this prospect during 2019.

The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March 29, 2019, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of the 2018 Technical Report which is available for review on SEDAR.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (Figure 1).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV.  Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%.  To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Underground Development Progress

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of the manager OTLLC. To date, all underground development has been on the Oyu Tolgoi mining licence and has not yet crossed onto the Entrée/Oyu Tolgoi JV Property. The following is as reported by Turquoise Hill in its news release dated November 12, 2019:

Oyu Tolgoi Project

As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the OTFS16 mine design. Preliminary estimates indicate that sustainable first production for Turquoise Hill could be delayed by 16 to 30 months compared with the Q1 2021 estimate in Turquoise Hill’s original feasibility study guidance in 2016, and the development capital spend for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill.

To address these risks, a number of refinements are under review to determine the final mine design, and the first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0.

A mid-access drive is essentially a horizontal tunnel that cuts transversely across the mine footprint and allows OTLLC to develop both north and south within the ore body and accelerate the time to first sustainable production from the Oyu Tolgoi mining licence. Although the ground conditions do not enable OTLLC to incorporate the mid-access drive on all three levels of the underground, the inclusion on the apex level will have a positive impact on OTLLC’s schedule.

This is an integral step towards completing the final mine design, however it is too early to accurately determine the potential impact on the cost or schedule. Decisions on productivity levels and key underground infrastructure such as the location and design of the ore passes and options for panel sequencing, will need to be completed before an update on the development capital or schedule can be finalized.

Decisions regarding the sequencing of the first panel of mining, Panel 0, productivity inputs and ore pass locations continue and are expected to be completed by April 2020. The resulting Pre-Feasibility Study designs being detailed to Feasibility Study standard, then scheduled and costed to form the Definitive Estimate are due in the second half of 2020. In the interim, underground development continues.

Construction of Shaft 2 was completed and the service hoist was successfully commissioned in October 2019. This is a 10 metre diameter shaft sunk to approximately 1.3 kilometers below the surface. The shaft uses the world’s largest production hoist motor able to lift 60 tonnes and can carry 300 people in the service hoist. When operating at maximum capacity, the production hoist has the ability to lift 35,000 tonnes of material to the surface daily.

Commissioning of the production hoist continues with over 2,700 tonnes of rock successfully hoisted to surface. OTLLC continues to work with the regulatory agencies to complete the permitting of the production hoist.

The load out conveyor and Shaft 2 integrated materials handling system is fully commissioned. This will enable ore to be conveyed to the concentrator as soon as the production hoist system is commissioned. The Shaft 2 production and logistics capability is a key enabler of increased underground development and construction of critical underground infrastructure such as the Primary Crusher 1 and the material handling systems that support the start of production ramp-up.

Other key infrastructure components completed during Q3 2019 include the central heating plant, the Shaft 2 jaw crusher system and the Shaft 2 surface discharge conveyor.

Shaft 3 pre-assembly of headframe modules commenced during the third quarter while Shaft 4 vertical assembly of the sinking stage was completed, along with the commencement of stage fit-out. Primary Crusher 1 civil works are ongoing with the team successfully constructing the 8 metres of wall at the underside of the surge bin.

Lateral underground development in Q3 2019 has accelerated. Extensive focus on productivity gains on the most critical development areas over the past five months has reaped substantial improvements. Underground development progressed 3.6 total equivalent kilometres and 3.2 lateral kilometres during the quarter. Since the restart of underground development in May 2016, 28.0 total equivalent kilometres and 22.1 kilometres of lateral development have been completed.

The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (Kilometres)	Mass Excavation (000 metres)
2016	1.6	1.5	3.0
2017	6.1	4.8	31.7
2018	10.3	7.9	59.5
Q1 2019	3.2	2.3	21.4
Q2 2019	3.2	2.4	19.3
Q3 2019	3.6	3.2	11.4
TOTAL	28.0	22.1	146.3

Turquoise Hill currently expects to have enough liquidity to fund its operations and underground development including progression of a Tavan Tolgoi-based power plant, into Q1 2021. Taking into consideration the estimated impacts of recently announced increases to underground development capital, as well as delays to first sustainable production from the Oyu Tolgoi mining licence, Turquoise Hill expects to need significant incremental financing to sustain its underground development and construction of a Tavan Tolgoi-based power plant beyond this timeframe. Turquoise Hill and OTLLC have the option to raise additional external financing subject to required approvals, to assist in funding development going forward, including during underground commissioning and ramp up. Turquoise Hill will have greater clarity on its incremental funding requirement as the Definitive Estimate progresses; however, preliminarily estimates indicate significant incremental financing will be required above the $2.7 billion in liquidity currently available to it. Turquoise Hill has put forward a proposal to Rio Tinto as to how best to source incremental funding necessary to progress underground development over and above its $2.7 billion of available liquidity.

Oyu Tolgoi Power Supply

OTLLC is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi Mine. The Power Source Framework Agreement ("PSFA") entered into between OTLLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of a Tavan Tolgoi-based power solution for the Oyu Tolgoi mine by June 30, 2023.

The PSFA specifies target dates for milestones to be achieved through mutual cooperation between OTLLC and the Government of Mongolia, several of which have now passed. OTLLC is currently seeking to agree to adjustments to the milestone timetable in the PSFA with the Government of Mongolia and continues to progress the project by finalizing the feasibility study (including cost estimates), negotiating with contractors and other third parties, and advancing commercial documentation.

OTLLC is at an advanced stage with a competitive tender process to award a "turnkey" engineering, procurement and construction (EPC) contract for construction of the project. The timing of any award and commencement of construction will depend upon the outcome of the on-going PSFA milestone timetable and related discussions with the Government of Mongolia.

It is necessary for OTLLC to complete a feasibility study for the power station and conclude negotiation of commercial documents, and for Turquoise Hill to complete its review, to finalize estimates of the expected cost of the power project and the amount of OTLLC’s related funding requirement. There is a provision under OTLLC’s existing project finance documentation that permits, subject to certain conditions, an increase of OTLLC’s senior debt cap to permit additional borrowings in connection with an expansion facility, such as the proposed Tavan Tolgoi-based power plant project.

Mongolian Parliamentary Working Group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group ("Working Group") that consisted of 13 Members of Parliament to review the implementation of the Oyu Tolgoi Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to the Parliament before the end of spring session in late June 2018.

On December 13, 2018, OTLLC received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

Turquoise Hill has reported that a new working group of nine Members of Parliament has subsequently been established to take the Working Group report and draft resolutions directing the Cabinet on recommendations related to Oyu Tolgoi. The newly established working group is in the process of drafting the resolution with the draft resolution expected to be reviewed by the Economic Standing Committee of the Parliament.

Entree/Oyu Tolgoi JV Property

Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on the estimated timing and amount of development production and initial block cave production from Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property and any potential change to Entrée’s estimated share of capital and operating costs. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Q3 2019 Review

For the nine months ended September 30, 2019 and September 30, 2018, Entrée expenses related to Mongolian operations represented in-country administration costs and were not significant.

BLUE ROSE JV – AUSTRALIA

Summary

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Hancock Prospecting Pty Ltd, retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The rights to explore for and develop iron ore on EL 6006 are held by Fe Mines Limited ("FML"), a subsidiary of Lodestone Equities Limited ("Lodestone") pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the "Deed") with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

Q3 2019 Review

Expenditures in Q3 2019 were minimal and related to administration costs in Australia.

Entrée was the registered holder and beneficial owner of 3,060 ordinary class shares in Bonython Metals Group Pty Ltd ("BMG"). A liquidator was appointed to BMG on May 3, 2012. On March 18, 2019 and April 5, 2019, the Federal Court of Australia ordered the liquidator to make a distribution of surplus funds to shareholders. A distribution of surplus at the rate of 3.2207% per share was declared and on July 8, 2019 the liquidator issued a cheque to Entrée in the amount of A$27,281.81 which was received by the Company in Q3 2019.

INVESTMENTS

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) ("Candente") a 0.5% NSR royalty (the "Cañariaco Project Royalty") on Candente's 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

In June 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific Group LLC ("Anglo Pacific"), a public company listed on the London Stock Exchange ("LSE") and the TSX, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty ("Cañariaco Project Royalty Pass-Through Payments") as follows:

•	20% of any Cañariaco Project Royalty payment received for any calendar quarter up to and including December 31, 2029;

•	15% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

•	10% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of $nil to the Cañariaco Project Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

	Three months ended September 30			Nine months ended September 30
	2019	2018	2017	2019	2018	2017
Expenses
Exploration	$63	$41	$95	$134	$137	$273
General and administration	323	298	255	1,079	943	1,394
Share-based compensation	-	13	3	1	53	238
Restructuring costs	-	-	14	-	-	210
Depreciation	27	5	7	80	17	14
Other	-	-	-	-	(13)	(52)
Operating loss	413	357	374	1,294	1,137	2,077
Gain on sale of investments	-	-	-	(123)	-	-
Foreign exchange (gain) loss	84	(81)	(349)	(58)	142	(406)
Interest income	(37)	(29)	(24)	(105)	(81)	(93)
Interest expense	81	76	73	237	227	215
Loss from equity investee	77	34	55	177	109	157
Finance costs	6	-	-	23	-	-
Deferred revenue finance costs	820	750	-	2,413	2,224	-
(Gain) loss on sale of mining property interest	-	9	-	-	(361)	-
Unrealized loss on held-for-trading investments	-	3	-	-	72	-
Operating loss before income taxes	1,444	1,119	129	3,858	3,469	1,950
Income tax recovery	-	-	-	-	-	(72)
Net loss from continuing operations	1,444	1,119	129	3,858	3,469	1,878
Net loss from discontinued operations	-	-	-	-	-	176
Net loss	1,444	1,118	129	3,858	3,469	2,054
Other comprehensive loss (income)
Foreign currency translation	(537)	681	893	1,189	(1,260)	2,505
Total net loss and comprehensive loss	$907	$1,800	$1,022	$5,047	$2,209	$4,559
Net loss per common share
Basic/diluted
Continuing operations	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.02)	$(0.01)
Discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Total assets	$6,453	$7,529	$8,807	$6,453	$7,529	$8,807
Total non-current liabilities	$51,136	$48,029	$32,428	$51,136	$48,029	$32,428

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Operating Loss:

During the three months ended September 30, 2019, the Company’s operating loss was $0.4 million compared to $0.4 million for the three months ended September 30, 2018.

Exploration costs in Q3 2019 were comparable to the comparative period in 2018.

General and administration expenditures in Q3 2019 were higher compared to the comparative period in 2018 due to receipt of cost-recovery reimbursements from Mason Resources Corp. ("Mason Resources") in 2018. Beginning Q1 2019, the Company no longer received these reimbursements. For further information on the arrangement with Mason Resources, reference should be made to the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 and the related MD&A.

Depreciation expenses in Q3 2019 were higher compared to the comparative period in 2018 due to the adoption of new IFRS accounting standard relating to leases effective January 1, 2019 (see "Accounting Changes" below).

Non-operating Items:

The foreign exchange gain in Q3 2019 was primarily the result of movements between the C$ and US dollar as the Company holds its cash in both currencies and the loan payable is denominated in US dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm stream, due to adoption of new IFRS accounting standard which was effective January 1, 2018.

The total assets as at September 30, 2019 were comparable to the balances at September 30, 2018 while total non-current liabilities were higher due to recording the non-cash deferred revenue finance costs.

Quarterly Financial Data – 2 year historic trend

	Q3 19	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18	Q4 17
Exploration	$63	$31	$40	$38	$41	$26	$70	$95
General and administrative	323	382	374	202	298	209	424	259
Share-based compensation	-	-	1	453	13	23	17	441
Depreciation	27	26	27	5	5	6	6	6
Operating loss	413	439	442	698	357	264	517	801
Unrealized loss on HFT investments	-	-	-	1	3	69	-	-
Foreign exchange (gain) loss	84	(122)	(20)	145	(81)	88	135	26
Interest expense, net	44	43	45	50	47	48	51	49
Loss from equity investee	77	40	60	66	34	61	13	57
Deferred revenue finance costs(1)	820	804	789	761	750	743	731	-
(Gain) loss on sale of asset / investment	-	-	(123)	8	-	(361)	-	-
Finance costs(2)	6	7	10	-	-	-	-	-
Net loss	$1,444	$1,211	$1,203	$1,729	$1,110	$912	$1,447	$933
Basic/diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

1.	The Company has adopted IFRS 15, Revenue from contracts with customers ("IFRS 15"), using the cumulative effect method which applies the standard as of the date of initial application, January 1, 2018, with no restatement of comparative period amounts and, as such, figures related to 2017 have not been restated to conform to IFRS 15.

2.	Effective January 1, 2019, the Company has adopted IFRS 16, Leases ("IFRS 16"), using the modified retrospective method which applies the standard prospectively and, as such, figures related to 2018 and 2017 have not been restated to conform to IFRS 16. Refer to the Accounting Changes section of this MD&A for more information.

Exploration costs have trended lower since Q4 2017 after the Company placed all non-material properties on care and maintenance and implemented cost reduction efforts.

General and administrative costs have trended higher in 2019 compared to 2018 and 2017 due to the receipt of cost-recovery reimbursements from Mason Resources which began in 2017 and ended prior to Q1 2019. Also, in Q1 2018, the Company incurred one-time expenditures relating to the 2018 Technical Report for the Entrée/Oyu Tolgoi JV Property.

Share-based compensation expenditures have been consistent quarter on quarter with the exception of Q4 2018 and Q4 2017 which were due to option grants.

Interest expense, net, is primarily due to accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense remains consistent quarter on quarter.

The loss from equity investee is related to the Entrée/Oyu Tolgoi JV Property and fluctuations are due to exploration activity and foreign exchange changes.

Gains on sale of asset / investment is related to the disposal of Anglo Pacific common shares in Q1 2019 and the sale of the Cañariaco Project Royalty in Q2 2018.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended September 30			Nine months ended September 30
	2019	2018	2017	2019	2018	2017
Cash flows used in operating activities
- Before changes in non-cash working capital items	$(348)	$(280)	$(602)	$(1,158)	$(1,008)	$(2,528)
- After changes in non-cash working capital items	(326)	(242)	(467)	(1,465)	(984)	(2,424)
Cash flows (used in) from financing activities	(21)	3	159	(57)	133	5,237
Cash flows from (used in) investing activities	-	(12)	-	1,036	(118)	(8,937)
Net cash outflows	(347)	(251)	(308)	(486)	(969)	(6,124)
Effect of exchange rate changes on cash	54	49	322	80	(75)	513
Cash balance	$5,748	$6,024	$7,651	$5,748	$6,024	$7,651
Cash flows used in operating activities per share
- Before changes in non-cash working capital items	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.01)
-After changes in non-cash working capital items	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.01)

During the nine months ended September 30, 2019, the Company has allocated a net of $4.7 million into Government Investment Certificates ("GICs") and Redeemable Short-Term Investment Certificates ("RSTICs") which is included in its cash balance. All amounts are secured and redeemable within 1 year.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Cash outflows after changes in non-cash working capital items in Q3 2019 were comparable to the comparative period in 2018.

Cash flows (used in) from financing activities were immaterial in both Q3 2019 and Q3 2018.

Cash flows used in investing activities were immaterial in both Q3 2019 and Q3 2018.

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at September 30, 2019 was approximately $5.8 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12-month period. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Contractual Obligations

As at September 30, 2019, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$362	$120	$242	$-	$-

SHAREHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At September 30, 2019 and at the date of this MD&A, the Company had 174,871,449 shares issued and outstanding.

Share Purchase Warrants

At September 30, 2019 and at the date of this MD&A, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

Stock Option Plan

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of Entrée’s Board of Directors (the "Board").

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

As at September 30, 2019, the Company had 8,515,000 share options outstanding and exercisable.

The following is a summary of share options outstanding and exercisable as at the date of this report:

Number of share options (000`s)	Exercise price per share option C$	Expiry date
860	0.18	Dec 2019
1,300	0.28 – 0.32	July – Dec 2020
2,210	0.33 – 0.36	Mar – Nov 2021
1,880	0.52 – 0.62	May – Oct 2022
2,265	0.55 – 0.63	Feb – Dec 2023
8,515

ACCOUNTING CHANGES

In 2019, the Company adopted IFRS 16 Leases (refer to the unaudited consolidated condensed interim financial statements for the three and nine months period ended September 30, 2019 for more information).

DEFERRED REVENUE - SANDSTORM

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm (the "Sandstorm Agreement").

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the "Deposit") in exchange for the future delivery of gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Further information in relation to the Sandstorm Agreement is available in the Company’s most recently filed AIF.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the three and nine months ended September 30, 2019 and 2018 are as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Directors’ fees	$33	$34	$99	$109
Salaries and benefits	$137	$202	$411	$761
Share-based compensation	$-	$-	$-	$25

As at September 30, 2019, included in the accounts payable and accrued liabilities balance on the condensed consolidated interim statement of financial position is $0.0 million (December 31, 2018 - $0.2 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, up to a total of $1.0 million (Dec 31, 2018 - $1.3 million) may become payable to key management personnel of the Company.

Financial Instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, and loan payable.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at September 30, 2019:

	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$5,748	$-	$-	$5,748
Receivables	-	22	-	22
Deposits	-	11	-	11
Total financial assets	$5,748	$33	$-	$5,781

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$52	$52
Loan payable	-	-	8,888	8,888
Total financial liabilities	$-	$-	$8,940	$8,940

There have been no transfers between fair value levels during the reporting period.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors. The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2018.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Entrée, their potential impact, and the Company`s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2018 and in its AIF dated March 29, 2019 in respect of such period, both of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.EntreeResourcesLtd.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. No change in the Company`s internal control over financial reporting occurred during the period beginning on July 1, 2019 and ended on September 30, 2019 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; timing and status of Oyu Tolgoi underground development, the development options under consideration for the design of Panel 0 and the related cost and schedule implications; timing and status of the Tavan Tolgoi-based power project; timing of completion of the Definitive Estimate; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; the anticipated location of certain infrastructure and sequence of mining; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Q3 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person ("QP") as defined by NI 43-101.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" Feasibility Study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility or Pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to SEC Industry Guide 7.

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